MANAGEMENT'S DISCUSSION AND ANALYSIS PERIOD ENDED MARCH 31, 2007

T A B L E   O F   C O N T E N T S

MANAGEMENT'S DISCUSSION AND ANALYSIS PERIOD ENDED MARCH 31, 2007

1.1           Date

This Management’s Discussion and Analysis ("MD&A") should be read in conjunction with the audited consolidated financial statements of Great Basin Gold Ltd. ("Great Basin", or the "Company") for the year ended December 31, 2006 which are prepared in accordance with Canadian generally accepted accounting principles. All dollar amounts herein are expressed in Canadian Dollars unless stated otherwise.

This MD&A is prepared as of May 11, 2007.

This discussion includes certain statements that may be deemed "forward-looking statements" and information. These forward- looking statements constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. All statements in this discussion, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects to take place in the future are forward-looking statements and information. Although the Company believes the expectations expressed in such forward-looking statements and information are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements and information. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, drilling and development results, continued availability of capital and financing and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those stated herein.

1.2           Overview

Great Basin Gold Limited ("Great Basin" or the "Company") is a mineral exploration company that is currently focused on two advanced stage projects: Hollister Development Block (“HDB”) Project, that covers about 5% of the Hollister (previously known as Ivanhoe) Gold-Silver Property on the Carlin Trend in Nevada, USA and the Burnstone Gold Project on the Witwatersrand goldfields in South Africa.

The Company also holds 100% working interest in the Casino property in Yukon, Canada, a non-material property, subject to a 5% net profits interest on some of the claims. The property hosts a porphyry copper-gold deposit (see details below) and is farmed-out to others.

The main activities by the Company in the quarter ended March 31, 2007 were:

  Agreement to purchase the earn-in interest of Hecla Mining Company in the Hollister Development Block Project for US$60 million, including cash and shares. The purchase was completed subsequent to the end of the quarter on April 19, 2007;

  Initiating a financing to raise US$90 million, largely to purchase Hecla’s earn-in interest on the Hollister Development Block. The financing was over-subscribed, raising a gross amount of C$145 million for the Company;

  Announcing an increase in mineral resources at Burnstone;

  Completing 600 meters of development of an underground decline at the Burnstone Project in South Africa;

MANAGEMENT'S DISCUSSION AND ANALYSIS PERIOD ENDED MARCH 31, 2007

1.2.1        Hollister Property, Nevada, USA

Cautionary Note to Investors Concerning Estimates of Inferred Resources

This section uses the term ‘inferred resources’. The Company advises investors that while this term is recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize ‘inferred resources’. ‘Inferred resources’ have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of a mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of economic studies, except in rare cases. Investors are cautioned not to assume that any part or all of an inferred resource exists, or is economically or legally mineable.

The Hollister Property is located in the northeastern part of the Carlin Trend, approximately 80 km (50 mi) from Elko, Nevada. Great Basin Gold’s exploration efforts at Hollister from 1997-2001 resulted in the discovery and delineation of several high-grade gold-silver vein systems. The HDB has inferred mineral resources of 719,000 tons grading 1.29 oz/ton gold and 7.00 oz/ton silver at a .25 oz/ton cut-off. The main vein systems are called the Clementine, Gwenivere and South Gwenivere.

Purchase of Hecla Interest in the HDB

Pursuant to Earn-In and Joint Operating Agreements entered into in August 2002, Great Basin and Hecla, Hecla could vest in a 50% working interest in the HDB, subject to a purchase price royalty in favor of Great Basin, provided Hecla funded a US$21.8 million, two-stage, advanced exploration and development program (or otherwise achieved commercial production) and issued 4 million share purchase warrants of Hecla’s parent company to Great Basin (of which 2 million have been issued to date). Concurrent with and in proportion to the Hecla warrants, Great Basin was to issue 2 million share purchase warrants to Hecla of which 1 million have been issued to date.

On February 21, 2007, the Company announced that it would purchase Hecla’s interest in the HDB which was held by Hecla’s subsidiary, Hecla Ventures Corporation (HVC). The company thereby reacquired the interest of 50% earn-in rights for a total consideration of US$60 million comprising US$45 million in cash and US$15 million in Great Basin common shares (approximately 7.94 million shares). On March 21, 2007 Great Basin filed a preliminary prospectus in order to conduct a public offering of its shares to finance the purchase, fund ongoing programs and provide working capital. The financing closed and the transaction was completed on April 19, 2007.

Additional Results from 2006-2007 Program

A 55,000-ft (16,750 m) underground drilling program was completed in the first quarter. Final results from this program are being released as they are received. The results continue to exhibit high grade gold and silver values over expected widths. In addition several new veins have been discovered.

The following results are for 22 holes and are mainly from drilling in and nearby to the Clementine vein system.

MANAGEMENT'S DISCUSSION AND ANALYSIS PERIOD ENDED MARCH 31, 2007

HOLLISTER DEVELOPMENT BLOCK UNDERGROUND DRILLING RESULTS

Drill Hole ID	Vein System	Significant Intercepts
		Drill Interval (ft)		Drilled Thickness (ft)	Est. True Width (ft)	Analytical Results
		From	To			Au (opt)	Ag (opt)
HDB-115	Clementine	78.5 263.0 265.5 266.6	80.0 265.5 266.6 267.6	1.5 2.5 1.1 1.0	1.2 1.3 0.7 0.7	0.185 0.415 1.643 1.185	0.39 0.95 5.18 3.59
HDB-116	Clementine	320.0	322.0	2.0	1.3	0.289	6.63
HDB-117	Clementine	134.0 327.0	138.0 334.0	4.0 7.0	3.9 4.9	0.147 0.104	0.45 0.05
HDB-118	Clementine	191.3 233.6 272.5 289.0 293.0	192.3 238.4 279.0 293.0 299.0	1.0 4.8 6.5 4.0 6.0	0.6 4.4 5.0 3.1 4.6	0.131 0.168 0.383 0.105 0.269	0.15 0.41 0.08 0.01 0.06
HDB-119	Clementine	203.5	205.7	2.2	1.8	0.271	0.84
HDB-120	Clementine	180.4	181.2	0.8	0.6	0.236	2.39
HDB-121	Clementine	98.0 221.9	98.3 224.4	0.3 2.5	0.3 2.5	0.102 1.050	1.12 4.24
HDB-122	Clementine	291.2 292.0 293.3 294.4 295.4	292.0 293.3 294.4 295.4 297.4	0.8 1.3 1.1 1.0 2.0	0.6 0.9 0.8 0.7 1.4	1.803 0.011 0.030 0.002 0.520	0.34 0.07 3.52 0.04 5.16
HDB-123	Clementine	48.9 179.0 199.0 246.5 246.5	50.8 180.6 200.6 249.5 249.5	1.9 1.6 1.6 3.0 3.0	1.7 0.8 1.6 2.5 2.5	0.144 1.139 0.350 0.364 0.364	1.22 0.49 1.77 1.39 1.39
HDB-124	Clementine	12.8 55.9 57.9 67.4 189.2 211.7 230.5	14.0 57.9 59.0 68.5 190.2 212.9 231.9	1.2 2.0 1.1 1.1 1.0 1.2 1.4	1.2 1.0 1.1 1.1 1.0 1.0 1.3	0.282 0.152 0.591 0.296 0.235 0.107 1.117	0.62 0.51 0.89 0.89 0.06 0.26 26.55
HDB-125	Clementine	86.3 193.1 223.3 225.0 324.5	87.3 194.0 225.0 227.0 327.4	1.0 0.9 1.7 2.0 2.9	0.9 0.8 1.6 1.9 2.5	0.119 0.339 0.053 0.348 0.151	0.12 0.25 0.65 1.70 3.36
HDB-126	Clementine	34.0 68.0 164.2	36.5 72.0 165.5	2.5 4.0 1.3	1.1 3.1 1.2	0.179 0.468 0.195	0.45 0.33 0.26

MANAGEMENT'S DISCUSSION AND ANALYSIS PERIOD ENDED MARCH 31, 2007

Drill Hole ID	Vein System	Significant Intercepts
		Drill Interval (ft)		Drilled Thickness (ft)	Est. True Width (ft)	Analytical Results
		From	To			Au (opt)	Ag (opt)
		276.5	279.3	2.8	2.8	1.565	22.14
HDB-127	Clementine	86.0 333.0 335.0	87.0 335.0 337.3	1.0 2.0 2.3	0.6 1.4 1.2	0.211 1.563 0.328	0.45 6.34 3.15
HDB-128	Clementine	96.0 101.3 408.0	101.3 109.0 412.5	5.3 7.7 4.5	2.7 5.9 2.9	0.150 0.124 1.549	0.06 0.37 1.86
HDB-130	Gwenivere	217.4 329.2 417.7 422.7	219.1 332.0 420.0 422.9	1.7 2.8 2.3 0.2	1.5 2.1 1.6 0.2	0.803 0.230 0.223 0.278	2.180 0.716 0.930 0.627
HDB-131	Gwenivere	186.7 199.4 331.7 337.0 386.0 418.6 458.6 555.0	188.4 199.7 337.0 343.3 386.7 420.0 459.2 560.0	1.7 0.3 5.3 6.3 0.7 1.4 0.6 5.0	1.5 0.3 5.0 5.9 0.7 1.1 0.6 4.5	6.862 0.183 0.268 1.144 0.838 2.178 0.527 0.119	16.05 1.52 0.69 2.43 2.25 11.44 3.57 0.06
HDB-132	Gwenivere	187.0 210.6 219.5 517.0	197.0 212.0 220.6 518.1	10.0 1.4 1.1 1.1	6.8 1.1 0.9 0.8	0.132 0.267 0.116 0.148	0.01 0.18 0.38 0.38
HDB-134	Gwenivere	168.7	172.9	4.2	3.4	0.110	0.08
HDB-136	Gwenivere	232.0 240.0 241.6	232.9 241.6 247.0	0.9 1.6 5.4	0.8 1.5 4.3	1.547 7.629 0.234	5.33 26.73 5.36
HDB-137	Gwenivere	200.8 202.9 275.9 330.0 371.8 398.9 424.9 493.0 531.4 543.0	202.9 204.8 277.6 331.4 373.0 400.6 425.9 494.5 533.0 544.9	2.1 1.9 1.7 1.4 1.2 1.7 1.0 1.5 1.6 1.9	2.0 1.8 1.5 1.4 1.1 1.1 1.0 1.4 1.5 1.6	21.610 0.542 0.242 0.301 1.624 0.424 4.741 1.405 1.897 1.485	137.68 18.29 2.45 0.43 9.41 0.13 9.88 2.21 5.93 9.35
HDB-138	Gwenivere	265.3 268.4	268.4 272.2	3.1 3.8	2.9 3.6	1.842 0.121	8.46 0.00
HDB-139	Gwenivere	24.3 28.60	25.3 29.60	1.0 1.0	0.8 0.8	0.89 0.17	7.37 0.47
HDB-140	Clementine	134.9	137.9	3.0	2.6	0.543	pending

MANAGEMENT'S DISCUSSION AND ANALYSIS PERIOD ENDED MARCH 31, 2007

Drill Hole ID	Vein System	Significant Intercepts
		Drill Interval (ft)		Drilled Thickness (ft)	Est. True Width (ft)	Analytical Results
		From	To			Au (opt)	Ag (opt)
		295.4	296.8	1.4	1.4	1.591	6.63
HDB-141	Clementine	35.5 62.0 121.9 151.2 208.4 255.6	36.5 63.0 123.9 153.0 209.9 257.7	1.0 1.0 2.0 1.8 1.5 2.1	0.4 0.9 1.6 1.6 1.3 1.6	0.130 0.368 0.183 1.181 0.155 1.670	0.36 1.52 0.47 0.80 2.38 15.53
HDB-142	Clementine	124.0 244.9	127.6 248.0	3.6 3.1	2.9 2.9	0.122 0.519	0.28 1.42
HDB-144	Clementine	24.9 377.7	26.1 379.5	1.2 1.8	0.8 1.3	0.319 0.160	0.96 0.98
No significant results in holes 129, 133 and 135.

2007 Program

The following program was recommended in the Company’s March 2007 technical report and follows Great Basin Gold’s decision to fast track development within the HDB. The salient aspects of the project are:

  Continue underground drilling to further delineate the vein deposits and also to do condemnation drilling in the area of the planned underground infrastructure.

  Work towards upgrading the inferred resources to measured and indicated classifications with a view towards completing an initial feasibility study by end of second quarter 2007.

  Continue with mine permitting activities.

  Continue with the establishment of surface infrastructure, e.g. power lines, haul roads, rapid infiltration basins, backfill plant, offices, warehouses etc.

  Purchase mobile equipment required for advanced pre-production work and production.

  Develop underground infrastructure.

The proposed budget is $43.8 million to cover all the work recommended for the described program that would take place over 2007-2008.

A second phase underground drilling program began in March 2007. To the end of the quarter 10,537 feet (3,211 m) were drilled of the proposed 40,000 ft program.

MANAGEMENT'S DISCUSSION AND ANALYSIS PERIOD ENDED MARCH 31, 2007

Bulk Sampling

In April 2007, Great Basin Gold received the results from treatment of a 5,074-ton bulk sample. The bulk sample was collected from drifting along the high grade Clementine and Gwenivere veins in the underground workings at its Hollister property on the Carlin Trend in Nevada.

The sample was sent to Newmont Mining Corporation’s Mill 6 facility, pursuant to the terms of an “Agreement for Purchase and Sale of Ore”. The sample had a recovery grade of 0.418 oz (13.4 g/t) of gold per ton and 4.18 oz (134.4 g/t) of silver per ton, containing 2,090 ounces of gold and 24,050 ounces of silver.

Drifting has continued. An additional 5,000 tons is expected to be shipped in a few months time.

In addition, a new resource estimate is underway based on the results from the underground drilling program that was recently completed. Once this has been done, all of the results will be incorporated in the assumptions for the feasibility study which is due for completion by the end of June 2007.

Surface Exploration

Surface drilling at Hollister began in mid March. To the end of the quarter, four holes were completed or in progress, for a total of 4,426 feet (1,350 m).

1.2.2      Burnstone Gold Property, Mpumalanga Province, South Africa

Cautionary Note to Investors Concerning Estimates of Inferred Resources

This section uses the term ‘inferred resources’. The Company advises investors that while this term is recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize ‘inferred resources’. ‘Inferred resources’ have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of a mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of economic studies, except in rare cases. Investors are cautioned not to assume that any part or all of an inferred resource exists, or is economically or legally mineable.

The Burnstone Gold Property is in the South Rand area of the Witwatersrand goldfields located approximately 80 km (50 mi) southeast of Johannesburg, near the town of Balfour. The property lies in open, rolling countryside that has excellent infrastructure, including paved highways, railroads and power lines.

Black Economic Empowerment

In February 2007, Great Basin Gold announced that it had entered into a framework agreement whereby it will achieve compliance with the requirements of South Africa’s Broad Based Black Economic Empowerment Act and thereby secure its new order prospecting rights in respect of the Burnstone Gold Project. Completion of the agreements is subject to a number of government and regulatory approvals.

MANAGEMENT'S DISCUSSION AND ANALYSIS PERIOD ENDED MARCH 31, 2007

2007 Program

The positive results of a Feasibility Study on a portion of the property called Area 1 were announced in May 2006. The first of a two-stage development program began in July 2006 with the development of an access decline. Work is ongoing; to the end of the quarter, approximately 600 m of the planned 2,180 m of decline development was completed. Once completed, bulk sampling is planned. The phase one program is scheduled for completion in the second quarter of 2008.

Great Basin Gold has also continued exploration drilling of both outlying and main resource areas. To January 2007, over 130,000 m (426,000 ft) of drilling had been completed in 202 holes on the property. An update of mineral resources for the project was done, based on the results from the initial nine holes from that program, as tabulated below:

Burnstone Mineral Resource Estimate Update
January 2007 at 400 cmg/t cut-off

Category	Tonnes	Grade (g/t)	Contained Gold (ounces)
Measured	21,045,000	9.69	6,555,000
Indicated	8,246,000	4.28	1,135,000
Measured & Indicated	29,291,000	8.17	7,690,000*
Inferred	836,000	15.18	408,000

*Included in the table are approximately 464,000 ounces in the measured and indicated categories which relate to lands referred to as Doornhoek IR and are optioned to Southgold, Great Basin's wholly-owned subsidiary, until June 21, 2007.

Additional drilling is currently underway southwest of Area 1. The objective of this program is to expand the known resources and identify new areas of interest. Approximately 15,000 m are planned in drill holes at 600-m spacing, an estimated cost of the program of ZAR15,000,000 (C$2.4 million). The planned program has not yet commenced.

1.2.3      Casino Property, Yukon, Canada

Great Basin also holds the Casino copper-gold property, located in the Yukon Territory, Canada. The Company conducted exploration on the property in the 1990s. The Company owns a group of 161 mineral claims, some of which are subject to a 5% net profits from production royalty. The Company has not done any work at Casino for several years, and has optioned portions of the property to other companies in 2000 and 2002

In connection with an option (the “Option”) on the Casino Property granted to Lumina Copper Corp. ("Lumina") (formerly CRS Copper Resources Ltd.), between June 2002 and March 2005, the Company received warrants which it has exercised.

Lumina had the right to conduct exploration work on, or in respect of, the Casino Property at its cost, or

MANAGEMENT'S DISCUSSION AND ANALYSIS PERIOD ENDED MARCH 31, 2007

to make payments in lieu to keep the property in good standing during the period of the Option. In November 2006, Western Copper Corp acquired Lumina Resources Corporation, together with the option to purchase a 100% interest in 161 mineral claims known as the Casino Property in west-central Yukon. The option may be exercised by Western Copper Corp at any time until July 15, 2007 upon payment of an aggregate of $1,000,000 to Great Basin in the form of cash or shares of Western Copper Corp. In the event the option is exercised and a decision is made to put the Casino Property into commercial production, the Company will pay to Great Basin and additional $1,000,000.

1.2.4      Market Trends

Overall, gold prices have been increasing for more than three years, and reached an average of US$604/oz in 2006. Although there were some volatility in the gold price in late 2006, which continued into early 2007, prices have increased and averaged US$656/0z to late April.

MANAGEMENT'S DISCUSSION AND ANALYSIS PERIOD ENDED MARCH 31, 2007

1.3           Selected Annual Information

In thousands of Canadian dollars, except per-share figures and number of shares. Small differences arise from rounding.

	As at and for the years ended
	December 31	December 31	December 31
	2006	2005	2004

Current assets	$35,158	$17,990	$17,839
Mineral properties	110,910	98,630	98,630
Other assets	3,851	69	65
Total assets	149,919	116,689	116,534

Current liabilities	1,331	700	752
Future income taxes and other liabilities	19,242	19,364	24,596
Shareholders equity	129,346	96,625	91,186
Total liabilities and shareholders’ equity	149,919	116,689	116,534

Working capital	33,827	17,290	17,087

Expenses
Conference and travel	1,076	336	207
Exploration	8,007	3,885	7,691
Financial advisory and finders' fees	–	–	106
Foreign exchange (gain) loss	(1,855)	(3,114)	2,410
Interest and other	(1,278)	(480)	(506)
Legal, accounting and audit	541	503	282
Office and administration	3,639	1,222	894
Stock-based compensation – exploration	1,088	19	754
Stock-based compensation – office and administration	2,522	457	1,720
Shareholder communications	337	284	232
Trust and filing	234	86	226
Loss before the under noted and income taxes	14,311	3,198	14,016
Loss on disposal of fixed assets	1	–	–
(Gain) loss on sale of investments	(112)	193	–
Mark-to-market adjustment on investments	(212)	166	–
Loss before income taxes	13,988	3,557	14,016
Future income tax recovery	(2,372)	(1,993)	(1,850)
Loss for the year	$11,616	$1,564	$12,166

Basic and diluted loss per share	$0.11	$0.02	$0.14

Weighted average number of common shares
outstanding	104,514,077	91,908,700	85,370,853

MANAGEMENT'S DISCUSSION AND ANALYSIS PERIOD ENDED MARCH 31, 2007

1.4            Summary of Quarterly Results

In thousands of Canadian dollars, except per-share figures and number of shares. Small differences may arise due to rounding.

	As at and for the quarter ended
	Mar 31	Dec 31	Sep 30	Jun 30	Mar 31	Dec 31	Sep 30	Jun 30
	2007	2006	2006	2006	2006	2005	2005	2005
Current assets	30,768	35,158	39,989	42,570	16,985	17,990	17,724	20,068
Mineral properties	110,910	110,910	110,910	98,630	98,630	98,630	98,630	98,630
Other assets	4,238	3,851	1,408	141	96	69	69	71
Total assets	145,916	149,919	152,307	141,341	115,711	116,689	116,423	118,769

Current liabilities	3,307	1,331	1,064	965	516	700	359	662
Future income taxes and other
liabilities	17,255	19,242	15,355	14,675	19,964	19,364	19,720	19,998
Shareholders equity	125,354	129,346	135,888	125,701	95,231	96,625	96,344	98,109
Total liabilities and
shareholders’ equity	145,916	149,919	152,307	141,341	115,711	116,689	116,423	118,769

Working capital	27,461	33,827	38,925	41,605	16,469	17,290	17,365	19,406

Expenses
Accretion cost - ARO	10	-	-	-	-	-	-	-
Amortization	-	(15)	8	6	1	–	–	–
Conference and travel	216	406	169	302	200	184	99	34
Exploration	5,110	4,087	2,320	960	640	954	1,271	883
Foreign exchange (gain) loss	(533)	750	(480)	(2,706)	580	118	288	(1,659)
Interest and other (income)
expense	(352)	(412)	(467)	(254)	(145)	(130)	(115)	(121)
Legal, accounting and audit	149	176	131	128	106	157	140	142
Office and administration	1,251	1,203	953	913	570	233	407	283
Shareholder communications	61	75	64	109	89	47	58	99
Stock-based compensation –
exploration	226	221	238	493	136	27	2	(13)
Stock-based compensation –
office and administration	527	490	838	866	328	367	121	(32)
Trust and filing	93	130	7	11	86	7	6	5
Loss (income) before under-
noted and taxes	6,758	7,111	3,781	828	2,591	1,964	2,277	(379)
Loss on fixed assets	-	1	–	–	–	–	–	–

Profit on sale of investments	-	(1)	(35)	(76)	–	–	–	–
Mark-to-market adjustments	-	1	–	(11)	(202)	121	(93)	138
Loss (income) before taxes	6,758	7,112	3,746	741	2,389	2,085	2,184	(241)
Future income tax (recovery)
expense	(1,248)	1,326	(1,718)	(1,980)	–	(463)	(296)	(191)
Loss (income) for the period	5,510	8,438	2,028	(1,239)	2,389	1,622	1,888	(432)

Basic and diluted (income)
loss per share	$0.05	$0.07	$0.02	$(0.01)	$0.03	$0.02	$0.02	$(0.00)

MANAGEMENT'S DISCUSSION AND ANALYSIS PERIOD ENDED MARCH 31, 2007

	As at and for the quarter ended
	Mar 31	Dec 31	Sep 30	Jun 30	Mar 31	Dec 31	Sep 30	Jun 30
	2007	2006	2006	2006	2006	2005	2005	2005
Weighted average number of
common shares outstanding
(thousands)	113,610	112,967	111,308	99,627	93,870	92,318	92,113	92,113

1.5            Results of Operations

For the three months ended March 31, 2007, the Company incurred a loss of $5,509,706 as compared to a loss of $2,388,781 in the first quarter of 2006. The increase is due mainly to higher exploration costs of $5,109,551 compared to $639,508 in the prior year as the Company initiated further exploration activities on its Burnstone and Hollister Properties. Office and administration costs increased by $681,458 in the first quarter of 2007 compared to $569,604 in the first quarter of 2006, mainly due to additional administrative activities required to support the increased exploration activities. The Company also has employed more staff, including executive personnel, during the third quarter of 2006, in its office in Johannesburg, South Africa. The Company recognized $753,768 in stock-based compensation expense during the three months ended March 31, 2007 compared to $464,645 in the comparable 2006 period. The higher loss was offset by increased interest income (March 2007 quarter - $351,940, March 2006 quarter - $145,340) due to the impact of higher cash balances on hand during the quarter, and future income tax recovery (March 2007 quarter - $1,248,203, March 2006 quarter - $nil) from deductible exploration expenditures and losses incurred by the Company’s South African subsidiary during the quarter. The mark-to-market adjustment in the quarter ended March 31, 2006 was on investments that were disposed off during fiscal 2006, therefore there is no mark-to-market adjustment in the quarter ended March 31, 2007.

Exploration costs, excluding stock-based compensation and the Burnstone bulk sampling, were $844,299 (March 2006 – $465,537) for the Burnstone Gold Property and $303,878 (March 2006 – $46,423) for the Hollister Property for the quarter ended March 31, 2007.

At the Hollister Property, the increase in exploration costs compared to the March 31, 2006 quarter is due to the Company undertaking an exploration program on the property within and around the HDB. The main costs were $162,129 for drilling (March 2006 – $nil), $80,878 (March 2006 – $7,282) for environmental which included water wells monitoring and water quality studies, $49,614 for geological (March 2006 – $8,915) and $14,039 for assays and analysis (March 2006 – $207).

Development cost incurred during the quarter at the Hollister property consist of equipment rental and services ($244,389), surface infrastructure ($440,680), underground access and infrastructure ($743,633) and operational cost ($346,598). Included in these totals are costs of approximately US$ 1.6 million ($ 1.9 million) recovered by Hecla as part of the Phase II program.

At the Burnstone Gold Property the focus remained on further exploration to expand and upgrade the mineral resources in Area 1 and Area 2 and the construction of the decline including surface infrastructure

MANAGEMENT'S DISCUSSION AND ANALYSIS PERIOD ENDED MARCH 31, 2007

for the bulk sampling program and future mining activities. For the quarter ended March 31, 2007, total costs incurred for the bulk sampling program included surface infrastructure ($292,120), underground and access infrastructure ($355,624), establishment work ($158,058), equipment rental and services ($368,312), portal construction ($83,229) and operational costs ($867,359). The main exploration costs incurred were for drilling (March 2007 – $692,709, March 2006 – $nil) and amortization charges on site equipment (March 2007 - $85,013, March 2006 - $51). Engineering costs (March 2007 - $22,203, March 2006 - $209,711) decreased due to the inclusion of the cost as part of the bulk sample cost.

In addition to activities at Burnstone and Hollister, a further $57,724 (March 2006 – $127,548) was incurred on other exploration activities and included $21,281 for engineering and $30,446 for geological activities. Most of these costs were in respect to the farms Roodepoort 598IR, Rietfontein 561IR and Rietbult Estates 505IR which are outlying portions within the greater option area of the Burnstone Property.

1.6            Liquidity

Historically, the Company's sole source of funding has been the issuance of equity securities for cash, primarily through private placements to sophisticated investors and institutions. The Company has issued common share capital in each of the past few years, pursuant to private placement financings, the exercise of warrants and options and a public offering in 2006 and 2007. The Company's access to exploration financing when the financing is not transaction-specific is always uncertain. There can be no assurance of continued access to significant equity funding in order for the Company to meet its planned business objectives.

In May 2006, the Company completed an offering of 11,200,000 common shares at $2.25 per share for gross proceeds of $25,200,000. The Company paid to the underwriters a commission of $1,512,000 and granted compensation options to purchase 672,000 common shares at an exercise price of $2.60 per common share until May 18, 2007. The Company incurred other share issue costs of approximately $470,085 for net cash proceeds of approximately $23,217,915.

In July 2006, the Company completed a private placement financing of 3,333,334 common shares at $2.25 per share for gross proceeds of approximately $7,500,000. The Company incurred share issue costs of $466,317 for net proceeds of $7,033,683.

On April 19, 2007 the Company completed a public offering of 57.7 million units at a price of $2.60 per unit, raising gross proceeds of $ 149,500,000. Each unit consisted of one common share and one-half of a common share purchase warrant of the company. The common shares and warrants comprising the units have separated immediately upon the closing of the transaction.

Each whole purchase warrant entitles the holder thereof to purchase one common share of the company at a price of CA$ 3.50 per share until April 20, 2009.

The net proceeds from these issues will be used for exploration and development at the Hollister

MANAGEMENT'S DISCUSSION AND ANALYSIS PERIOD ENDED MARCH 31, 2007

Development Block Project, to have sufficient funds to purchase Hecla’s earn-in interest, as well as for working capital.

At March 31, 2007, the Company had working capital of approximately $27.5 million, which is sufficient to fund its exploration programs, operating costs and working capital for the next twelve months. As the Company chooses to proceed on the programs on its properties, it will need to raise additional funds for such expenditures from time to time. Subsequent to March 31, 2007, the Company raised a net amount of $85.2 million during the public offering on April 19, 2007.

The Company has no long term debt, capital lease obligations, operating leases or any other long term obligations, other than maintenance payments on the mineral properties and routine office leases.

The Company has no "Purchase Obligations" defined as any agreement to purchase goods or services that is enforceable and legally binding on the Company that specifies all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction.

1.7            Capital Resources

At March 31, 2007, Great Basin had working capital of approximately $27.5 million, as compared to $33.8 million at December 31, 2006. The Company has no long term debt. Subsequent to March 31, 2007, the Company raised a net amount of $85.2 million during the public offering which was concluded on April 19, 2007.

At March 31, 2007, the Company had approximately 113.7 million common shares issued and outstanding. During the public offering mentioned above, 57.5 million common shares were issued. A further 7.9 million common shares were issued to Hecla Mining Company in terms of the Share Purchase Agreement entered into on February 21, 2007. The total number of common shares issued and outstanding as at May 11, 2007 was 179.8 million.

1.8            Off-Balance Sheet Arrangements

None.

1.9            Transactions with Related Parties

Hunter Dickinson Inc. ("HDI") is a private company owned equally by nine public companies, one of which is the Company. HDI has certain directors in common with the Company and provides geological, corporate development, administrative and management services to, and incurs third party costs on behalf of, the Company and its subsidiaries on a full cost recovery basis pursuant to an agreement dated December 31, 1996. During the quarter ended March 31, 2007, the Company paid HDI $258,839 compared to $444,237 during the same period in fiscal 2006, for these services and exploration programs

MANAGEMENT'S DISCUSSION AND ANALYSIS PERIOD ENDED MARCH 31, 2007

to evaluate data on the Hollister Property and the Hollister Development Block Project, to prepare for an underground exploration program and to continue exploration and development work, including the finalizing of a feasibility study on the Burnstone Project.

During the period ended March 31, 2007, the Company paid $8,879 (March 2006 – $55,400) to a private company owned by a director, for engineering and project management services at market rates.

The Company paid $72,732 (2006 – $93,432) to a private company of which a director of the Company is an officer, for certain accounting and administrative services at rates negotiated while the officer was dealing at arm’s length with the Company.

1.10           Fourth Quarter

Not applicable.

1.11           Proposed Transactions

There are no proposed assets or business acquisitions or dispositions, other than those in the ordinary course or disclosed herein, which are before the board of directors for consideration.

1.12           Critical Accounting Estimates

The Company's accounting policies are presented in note 3 of the most recent annual consolidated financial statements and a description of a change in accounting policy is set out in 1.13 of this document. The preparation of consolidated financial statements in accordance with generally accepted accounting principles requires management to select accounting policies and make estimates. Such estimates may have a significant impact on the financial statements. These estimates include:

  mineral resources and reserves
  the carrying values of mineral properties,
  the carrying values of property, plant and equipment,
  the valuation of stock-based compensation expense, and
  the estimation of asset retirement obligations.

Actual amounts could differ from the estimates used and, accordingly, affect the results of operations.

(a)	Mineral resources and reserves, and the carrying values of mineral properties, and of property, plant and equipment

Mineral resources and reserves are estimated by professional geologists and engineers in accordance with recognized industry, professional and regulatory standards. These estimates require inputs such as future metals prices, future operating costs, and various technical

MANAGEMENT'S DISCUSSION AND ANALYSIS PERIOD ENDED MARCH 31, 2007

geological, engineering, and construction parameters. Changes in any of these inputs could cause a significant change in the estimated resources and reserves, which in turn could have a material effect on the carrying value of property, plant and equipment.

The carrying value of mineral properties is also dependant on the valuation used for the common shares and warrants of the Company issued for the acquisition of mineral properties. The value of the common shares issued is the fair market value, based on the trading price of the shares at the agreement and announcement date, pursuant to the terms of the relevant agreement. The Company uses the Black-Scholes pricing model to estimate a value for the warrants issued upon the acquisition of a property. This model, and other models which are used to value options and warrants, require inputs such as expected volatility, expected life to exercise, and interest rates. Changes in any of these inputs could cause a significant change in the carrying value initially recorded for mineral properties.

(b)	Site restoration costs (asset retirement obligations)

Upon the completion of any mining activities, the Company will ordinarily be required to undertake environmental reclamation activities in accordance with local and/or industry standards. The estimated costs of these reclamation activities are dependent on labour costs, the environmental impacts of the Company's operations, the effectiveness of the chosen reclamation techniques, and on applicable government environmental standards. Changes in any of these factors could cause a significant change in the reclamation expense charged in a period.

(c)	Stock-based compensation expense

From time to time, the Company may grant share purchase options to directors, employees, and service providers. The Company uses the Black-Scholes option pricing model to estimate a value for these options. This model, and other models which are used to value options, require inputs such as expected volatility, expected life to exercise, and interest rates. Changes in any of these inputs could cause a significant change in the stock-based compensation expense charged in a period.

1.13	Changes in Accounting Policies including Initial Adoption

Effective January 1, 2007, the Company adopted the following new accounting standards issued by the Canadian Institute of Chartered Accountants (“CICA”) relating to financial instruments. These new standards have been adopted on a prospective basis with no restatement to prior period financial statements.

	(a)	Financial Instruments – Recognition and Measurement (Section 3855)

This standard sets out criteria for the recognition and measurement of financial instruments for fiscal years beginning on or after October 1, 2006. This standard requires

MANAGEMENT'S DISCUSSION AND ANALYSIS PERIOD ENDED MARCH 31, 2007

all financial instruments within its scope, including derivatives, to be included on a Company’s balance sheet and measured either at fair value or, in certain circumstances when fair value may not be considered most relevant, at cost or amortized cost. Changes in fair value are to be recognized in the statements of operations and comprehensive income.

All financial assets and liabilities are recognized when the entity becomes a party to the contract creating the item. As such, any of the Company’s outstanding financial assets and liabilities at the effective date of adoption are recognized and measured in accordance with the new requirements as if these requirements had always been in effect. Any changes to the fair values of assets and liabilities prior to January 1, 2007 are recognized by adjusting opening deficit or opening accumulated other comprehensive income.

All financial instruments are classified into one of the following five categories: held for trading, held-to-maturity, loans and receivables, available-for-sale financial assets, or other financial liabilities. Initial and subsequent measurement and recognition of changes in the value of financial instruments depends on their initial classification:

•

Held-to-maturity investments, loans and receivables, and other financial liabilities are initially measured at fair value and subsequently measured at amortized cost. Amortization of premiums or discounts and losses due to impairment are included in current period net earnings.

•	Available-for-sale financial assets are measured at fair value. Revaluation gains and losses are included in other comprehensive income until the asset is removed from the balance sheet.

•	Held for trading financial instruments are measured at fair value. All gains and losses are included in net earnings in the period in which they arise.

•

All derivative financial instruments are classified as held for trading financial instruments and are measured at fair value, even when they are part of a hedging relationship. All gains and losses are included in net earnings in the period in which they arise.

In accordance with this new standard, the Company has classified its financial instruments as follows:

•

The Company’s investment in Kryso Plc. shares are classified as available-for- sale financial instruments. Such instruments are measured at fair market value in the consolidated financial statements with unrealized gains or losses recorded in comprehensive income (loss). At the time the investment is disposed of, gains or losses are included in net earnings (loss).

MANAGEMENT'S DISCUSSION AND ANALYSIS PERIOD ENDED MARCH 31, 2007

(b)	Hedging (Section 3865)

This new standard specifies the circumstances under which hedge accounting is permissible and how hedge accounting may be performed. The Company currently does not have any hedges as it has a policy of non-hedging.

(c)	Comprehensive Income (Loss) (Section 1530)

Comprehensive income (loss) is the change in shareholders’ equity during a period from transactions and other events from non-owner sources. This standard requires certain gains and losses that would otherwise be recorded as part of net earnings to be presented in other “comprehensive income (loss)” until it is considered appropriate to recognize into net earnings. This standard requires the presentation of comprehensive income (loss), and its components in a separate financial statement that is displayed with the same prominence as the other financial statements.

1.14           Financial Instruments and Other Instruments

Please refer to Section 1.13 above.

1.15           Other MD&A Requirements

Additional information relating to the Company, including the Company's Annual Information Form, is available on SEDAR at www.sedar.com.

1.15.1        Additional Disclosure for Venture Issuers without Significant Revenue

Not applicable. The Company is a non-venture issuer.

1.15.2        Disclosure of Outstanding Share Data

The following details the share capital structure as at May 11, 2007, the date of this MD&A. These figures may be subject to minor accounting adjustments prior to presentation in future consolidated financial statements.

MANAGEMENT'S DISCUSSION AND ANALYSIS PERIOD ENDED MARCH 31, 2007

		Exercise	Number
Equity type	Expiry date	price	granted	Total
Common shares				179,757,312

Share purchase options	September 28, 2007	$ 1.15	260,000
	December 20, 2007	$ 1.17	545,000
	December 19, 2008	$ 1.62	1,900,000
	March 31, 2009	$ 2.07	2,861,000
	March 31, 2009	$ 2.45	180,000
	April 30, 2009	$ 2.07	107,500
	April 30, 2009	$ 2.45	456,500
	October 23, 2009	$ 2.07	400,000
	April 18, 2010	$ 2.68	2,662,000
	December 31, 2010	$ 1.14	680,000
	April 30, 2011	$ 2.45	1,255,000
	November 8, 2011	$ 2.45	90,000
	April 18, 2012	$ 2.68	1,332,000	12,729,000

Warrants	May 18, 2007	$ 2.60	261,615
	July 18, 2008	US$ 1.80	2,000,000
	April 20, 2009	$ 3.50	28,750,000	31,011,615

1.15.3        Disclosure Controls and Procedures

The Company has disclosure controls and procedures in place to provide reasonable assurance that any information required to be disclosed by the Company under securities legislation is recorded, processed, summarized and reported within the applicable time periods and to ensure that required information is gathered and communicated to the Company’s management so that decisions can be made about timely disclosure of that information. The Company’s Chief Executive Officer and Chief Financial Officer evaluated the Company’s disclosure controls and procedures for the period ended March 31, 2007 and have found those disclosure controls and procedures to be adequate for the above purposes.

There have been no significant changes in the Company’s disclosure controls or in other factors that could significantly affect disclosure controls subsequent to the date the Company carried out this evaluation.

During the three months ended March 31, 2007, there were no changes in the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to affect, its internal control over financial reporting.

MANAGEMENT'S DISCUSSION AND ANALYSIS PERIOD ENDED MARCH 31, 2007

The following are the principal risk factors and uncertainties which, in management's opinion, are likely to most directly affect the ultimate feasibility of the Company’s projects. Certain of the mineralized material at the Company’s projects is currently classified as a measured and indicated resource, and a portion of it qualifies under Canadian mining disclosure standards as a proven and probable reserve, but readers are cautioned that no part of the Company’s projects' mineralization is considered to be a reserve under US Securities and Exchange Commission reporting standards. For US Securities and Exchange Commission reporting standards, full feasibility studies would be required, which would likely require additional drilling and metallurgical studies, supplementary process tests and other engineering and geologic work. Additionally, all necessary mining permits are required in order to classify the projects' mineralized material as an economically exploitable reserve. There can be no assurance that any of this mineralized material will become classifiable as a reserve and there is no assurance as to the amount, if any, that might ultimately qualify as a reserve or what the grade of such reserve amounts would be. Final feasibility work has not been done to confirm the mine design, mining methods and processing methods assumed by the Company in its Burnstone pre-feasibility study. Future feasibility studies could determine that the assumed mine designs, mining methods and processing methods are not correct. Construction and operation of mines and processing facilities depend on securing environmental and other permits on a timely basis. No permits have been applied for and there can be no assurance that required permits can be secured or secured on a timely basis.

The Company’s projects will require major financing, probably a combination of debt and equity financing. There can be no assurance that debt and/or equity financing will be available on acceptable terms, or not at all. A significant increase in costs of capital could materially adversely affect the value and feasibility of constructing the Company’s projects. Other general risks include those ordinary to very large construction projects, including the general uncertainties inherent in engineering and construction costs, the need to comply with generally increasing environmental obligations, and the accommodation of local and community concerns.

Further, South African mineral tenure laws require that significant economic ownership in the Company’s South African projects be held by historically disadvantaged peoples, and for which ownership rights the Company may not be sufficiently, or at all, compensated. The economics of the Company’s projects are sensitive to the Canadian Dollar, US Dollar and South African Rand exchange rates and these rates have been subject to large fluctuations in the past several years.